VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities Exchange Commission

Mail Stop 3561

Washington, DC 20549

September 21, 2017

Re:	BioLife4D Corporation
Draft Offering Statement on Form 1-A Submitted August 22, 2017 CIK No. 0001714919

Dear Mr. Reynolds:

Please review the responses on behalf of the Company below.

Offering Circular Cover Page

1. Please provide a specific maximum duration of the offering. Please also revise the disclosure from the plan of distribution regarding management’s absolute discretion to extend the offering to specify when and for how long the offering may be extended and add such disclosure to the offering circular cover page. See Rule 251(d)(3)(i)(F) of Regulation A. In addition, we note the disclosure on page 9 that the company plans to begin the proposed sale within two calendar days after qualification but that this plan may change. Please advise how this is consistent with Rule 251(d)(3)(i)(F).

We added the following sentence in order to satisfy this comment:

This Offering may remain open for a twelve (12) month period unless extended by the Company for an additional 180 day period provided new offering statement has been filed.

Securities Exchange Commission

Re: BioLife4D Corporation

September 21, 2017

Use of Proceeds to the Company, page 34

2. We note the disclosure on page 34 that you may reallocate portions of the net proceeds reserved from one category to another or add additional categories and that you have broad discretion in doing so. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly. In addition, we note that a significant portion of the allocation of proceeds is to working capital. Given the lack of operations to date, provide more specificity of the use of proceeds allocated to working capital. Lastly, we note the $600,000 note payable that has a mandatory payment provision if the company raises proceeds in excess of $600,000. Please revise the use of proceeds table to clearly reflect the repayment of this note and the interest. Provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

In order to satisfy the comments, we made multiple changes to the Use of Proceeds section including the addition of the following paragraph:

The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company’s operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Circular or in other reports issued by us or by third-party publishers.

Securities Exchange Commission

Re: BioLife4D Corporation

September 21, 2017

We made changes to the Use of Proceeds table to reflect the following:

Shares Sold	500,000	1,250,000	2,500,000	3,750,000	5,000,000
Gross Proceeds	$5,000,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Offering Expenses(1)	$625,000	$625,000	$625,000	$625,000	$625,000
Selling Commissions & Fees(2)	$50,000	$125,000	$250,000	$375,000	$500,000
Net Proceeds	$4,450,000	$11,875,000	$24,250,000	$36,625,000	$49,000,000
Marketing	$200,000	$250,000	$250,000	$250,000	$250,000
Salaries and Wages (3)	$1,250,000	$1,750,000	$2,000,000	$2,000,000	$2,000,000
Rent	$60,000	$125,000	$125,000	$125,000	$125,000
Equipment (4)	$900,000	$1,750,000	$1,750,000	$1,750,000	$1,750,000
Office Expense	$25,000	$35,000	$35,000	$35,000	$35,000
Furniture; Fixtures	$15,000	$25,000	$25,000	$25,000	$25,000
Travel	$15,000	$25,000	$25,000	$25,000	$25,000
Utilities	$70,000	$125,000	$125,000	$125,000	$125,000
Computers & Software	$35,000	$50,000	$50,000	$50,000	$50,000
Licenses	$5,000	$10,000	$10,000	$10,000	$10,000
Insurance	$50,000	$100,000	$100,000	$100,000	$100,000
Legal and Accounting	$55,000	$60,000	$85,000	$85,000	$85,000
Working Capital (5)	$1,645,000	$7,445,000	$19,545,000	$31.920,000	$44,295,000
Total Use of Net Proceeds	$4,450,000	$11,875,000	$24,250,000	$36,625,000	$49,000,000
Total Use of Gross Proceeds	$5,000,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000

We made the following update to footnote #1:

There were loans made for $600,000 to cover financing of the Regulation A offering. Total expenditures for this expense anticipated to be $500,000, which would leave an additional $100,000 received from these notes to be added to each working capital number in the chart above. These direct and indirect expenditures include primarily SEC legal, preliminary legal and accounting, auditing services, marketing expenses, digital advertising expenses and other similar expenses related to the Regulation A offering. The loans accrue 6% annual interest, and it is anticipated that the total amount which will be repaid on these loans, including interest, is $625,000.

We added a footnote #5 to “Working Capital” that reads as follows:

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. Ultimately, management of the Company intends to use a substantial portion of the net proceeds for general working capital and, once certain funding milestones are met, to move into full implementation to secure the final location where we will establish our lab, undertake setting it up and then immediately commence full blown research and development activities. It is the intention of Management to utilize the working capital to specifically fund the capital requirements for ongoing day-to-day operations. The Company plans to continue to acquire industry leading experts in the fields of regenerative medicine, biomedical engineering, and other relevant and related fields to join its existing science team and further enhance its efforts. The Company will also likely reach out to strategic partners for alliances to further strengthen its positions. At present, management’s best estimate of the use of proceeds, at various funding milestones, is set out in the chart above. However, potential investors should note that this chart contains only the best estimates of the Company’s management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company’s management at all times. For example, it is the intention of the Company to use those funds allocated to working capital for our needs into the 2nd and 3rd years of operations prior to becoming a revenue generating entity.

Securities Exchange Commission

Re: BioLife4D Corporation

September 21, 2017

Description of the Business, page 43

3. Please provide a more detailed discussion of your proposed business development, with more specific disclosure on the amount of time necessary to develop your proposed business and the FDA regulatory process for any proposed product you develop.

We have added the following paragraph to the Description of Business to satisfy this comment:

BIOLIFE4D will not have to make an exact copy or even recreate every feature set of the desired organ; it will only need to facilitate the minimum feature set which recreates the core properties of the organ. It is important to note that BIOLIFE4D does not believe it needs to invent new technology, rather improve, adopt and optimize current technologies to create what it plans to be a commercially viable, safe and sustainable process. BIOLIFE4D seeks to improve, optimize, adapt and capitalize on current technologies to create a commercially viable and sustainable process solution. BIOLIFE4D plans to strategically position itself at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing) and computing technology – all having reached a level of maturity whereby BIOLIFE4D is convinced that commercially viable bioprinting solutions can be created through optimization, not invention. While it is impossible to predict the exact amount of time it will take to fully optimize this process, BIOLIFE4D believes that by creating the optimal circumstances to accelerate current efforts it will be able to achieve the most rapid solution possible. Inherent in the time frame is the ultimate interaction of the FDA in this time frame. It is impossible to predict the exact time frame that the FDA approval process, but we plan to work closely with the FDA at the appropriate time in an attempt to help them reduce the time for necessary approvals.

Security Ownership of Management and Certain Securityholders, page 64

4. We note your disclosure that there are options outstanding for 60,000 non-voting common shares. Please tell us how your financial statements comply with the accounting and disclosure requirements under FASB ASC 718.

Our auditor has made the appropriate changes to our financial statements to satisfy this comment.

Securities Exchange Commission

Re: BioLife4D Corporation

September 21, 2017

Securities Being Offered, page 66

5. On page 67 you state, “[t]here are no restrictions on alienability of the Non-Voting Common Stock in the corporate documents other than a right of first refusal and those disclosed in this Offering Circular.” Please revise to clarify whether there are any restrictions on alienability other than the right of first refusal.

The Company has added the following sentence in order to satisfy this comment:

There are no restrictions on alienability other than the right of first refusal.

Signatures, page 75

6. Please have the company’s principal financial officer and principal accounting officer sign the Form 1-A. See Instruction 1 to Signatures of Form 1-A.

The company has added a signature line for its CFO.

Exhibits

7. We note that you have filed as exhibits notes representing $300,000 of the $600,000 of outstanding loans. Please file as exhibits the remaining notes or advise.

Please see the attached required notes.

Statement of Changes in Members’ Equity, page FS-7

8. Your presentation of 1 share of common stock and 240,000 shares of preferred stock appears to be inconsistent with your presentation on the balance sheet on page FS-5 which shows zero shares of common stock and zero shares of preferred stock outstanding. This presentation also appears to be inconsistent with your disclosure on page 64 and 65 which states there are 10,200,000 shares of common stock and 88,500 shares of non-voting common stock outstanding. In addition, we note from exhibit 1A- 2A the company has authorized only voting and non-voting common stock. Please revise your filing to provide consistent disclosure on the types of shares outstanding (i.e., common, non-voting common, preferred) and the actual number of shares outstanding.

We have made the appropriate changes to our financial statements to provide consistent disclosure.

Note 2 – Loans from Shareholders, page FS-10

9. Your disclosure that 240,000 shares of non-voting preferred stock were issued to the long-term noteholders appears to be inconsistent with your disclosure on page 55 and 66 which states 240,000 shares of common stock were issued. Please clarify and revise.

Securities Exchange Commission

Re: BioLife4D Corporation

September 21,2017

The Company has updated to read non-voting common stock.

10. In addition, please tell us how you accounted for the 240,000 shares of common stock issued in conjunction with the $600,000 in promissory notes and site the specific authoritative literature you utilized to support your accounting treatment.

The following was added to Note 2:

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

I am available by phone or email to discuss the Offering Circular or comments herein.

Thank you for your time and attention.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel